Exhibit 99.1

Glass House Brands to Attend the ATB Capital Markets 2023 Life Sciences Investor Conference on September 20th

LONG BEACH, CA and TORONTO, September 12, 2023 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that its Co-Founder, Chairman and Chief Executive Officer, Kyle Kazan, Co-Founder, President and Board Director, Graham Farrar, and Chief Financial Officer, Mark Vendetti will participate in the ATB Capital Markets 2023 Life Sciences Institutional Investor Conference to be held September 20, 2023 in New York, NY.

Mr. Kazan will participate in a panel discussion, “Thriving in Difficult Markets: Lessons from California and New York”, on Wednesday, September 20, 2023 at 9:30am ET. Management will be available to meet with investors at the conference. To schedule a meeting, please contact your ATB representative or email KCSA Strategic Communications at GlassHouse@kcsa.com.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com